Exhibit 99.1

IMMURON LIMITED

[ABN: 80 063 114 045]

Notice of 2019 Annual General Meeting and Explanatory Memorandum

Date of Meeting:	Wednesday, 6 November 2019

Time of Meeting:	3:30pm (Melbourne, Victoria, Australia time)

Registration from:	3:15pm (Melbourne, Victoria, Australia time)

Place of Meeting:	Level 2, 62 Lygon Street, Carlton, Victoria, Australia 3053

This is an important document. It should be read in its entirety.

If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

IMMURON LIMITED

ABN: 80 063 114 045

NOTICE OF 2019 ANNUAL GENERAL MEETING

Notice is hereby given that the 2019 Annual General Meeting of Immuron Limited [ABN 80 063 114 045] will be held at Level 2, 62 Lygon Street, Carlton, Victoria, Australia 3053 on Wednesday, 6 November 2019 at 3:30pm (Melbourne, Victoria, Australia time).

The attached Explanatory Memorandum (Memorandum) is provided to supply Shareholders with information to enable Shareholders to make an informed decision regarding the Resolutions set out in this Notice of General Meeting (Notice). The Memorandum is to be read in conjunction with this Notice.

This Notice should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

ORDINARY BUSINESS

RESOLUTION 1: NON-BINDING RESOLUTION TO ADOPT REMUNERATION REPORT

To consider and, if thought fit, pass the following resolution as a non-binding ordinary resolution:

“That the Company approve the adoption of the Remuneration Report, included in the Directors’ Report, for the year ended 30 June 2019.”

Voting Exclusion Statement:

A vote on Resolution 1 must not be cast (in any capacity) by or on behalf of either of the following persons:

●	a member of the key management personnel, details of whose remuneration are included in the Remuneration Report; or

●	a closely related party of such a member (referred to herein as Restricted Voters).

However, a person (voter) may cast a vote on Resolution 1 as a proxy if the vote is not cast on behalf of a Restricted Voter and the voter is appointed as a proxy in writing that specifies the way the proxy is to vote on Resolution 1. The Chair may also exercise undirected proxies if the vote is cast on behalf of a person entitled to vote on Resolution 1 and the proxy appointment expressly authorises the Chair to exercise the proxy even if Resolution 1 is connected directly or indirectly with the remuneration of members of the key management personnel of the Company.

Voting Note:

Directors of the Company who are key management personnel whose remuneration details are included in the 2019 Remuneration Report, any other key management personnel whose remuneration details are included in the 2019 Remuneration Report, or any of their closely related parties, will not be able to vote on Resolution 1 or to vote undirected proxies held by them on Resolution 1.

Further details in respect of Resolution 1 are set out in the Memorandum accompanying this Notice.

RESOLUTION 2A: RE-ELECTION OF MR STEPHEN ANASTASIOU AS A DIRECTOR

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Mr Stephen Anastasiou, who retires by rotation in accordance with the Company’s constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company.”

Further details in respect of Resolution 2A are set out in the Memorandum accompanying this Notice.

RESOLUTION 2B: RE-ELECTION OF PROF. RAVI SAVARIRAYAN AS A DIRECTOR

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Prof. Ravi Savarirayan, who retires by rotation in accordance with the Company’s constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company.”

Further details in respect of Resolution 2B are set out in the Memorandum accompanying this Notice.

RESOLUTION 3: APPROVAL TO ISSUE OPTIONS TO A DIRECTOR – DR GARY S. JACOB

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of ASX Listing Rule 10.14 and all other purposes, shareholders approve the issue under the Company’s Executive Share Option Plan of 5,000,000 unlisted options to acquire ordinary shares (each with an exercise price of $0.50 (50 cents) and expiring 10 February 2024) to Dr Gary S. Jacob, a director of the Company (and/or his nominee(s)), as described in the Memorandum which accompanied and formed part of the Notice of General Meeting.”

Voting Exclusion Statement:

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

●	Dr Gary S. Jacob;

●	a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company);

●	a director of the Company who is eligible to participate in the Company’s Executive Share Option Plan in respect of which the approval under this resolution is sought and, if ASX has expressed an opinion under rule 10.14.3 before the meeting that approval is required for participation in that plan by anyone else, that person); or

●	an associate of those persons.

However, the Company need not disregard a vote if:

●	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

●	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Corporations Act voting restrictions – key management personnel and their closely related parties

In accordance with the Corporations Act 2001 (Cth), the Company will disregard any votes cast by proxy on Resolution 3 by a Restricted Voter. However, the Company need not disregard a vote if:

●	it is a cast by a Restricted Voter as a proxy appointed in writing that specifies how the proxy is to vote on this Resolution; or

●	it is cast by the Chair of the Meeting as proxy where the written appointment of the Chair as proxy (which may include appointment of the Chair as proxy by default in the absence of another person) does not specify how the proxy is to vote on this Resolution but expressly authorises the Chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Company’s key management personnel.

Further details in respect of Resolution 3 are set out in the Memorandum accompanying this Notice.

RESOLUTION 4 - RATIFICATION OF PRIOR ISSUE OF SHARES

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“THAT for the purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 20,000,000 fully paid ordinary shares at an issue price of 10 US cents (US$0.10) per share (represented by 500,000 American Depository Shares (ADS) at an issue price of US$4.00 per ADS) in an underwritten public offering to unrelated investors that did not require disclosure under Chapter 6D of the Corporations Act who were identified by ThinkEquity, a division of Fordham Financial Management Inc., as described in the Memorandum which accompanied and formed part of the Notice.”

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

●	a person who participated in the issue; or

●	an associate of those persons.

However, the Company will not disregard a vote if it is cast by:

●	a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

●	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Further details in respect of Resolution 4 are set out in the Memorandum accompanying this Notice.

RESOLUTION 5 - RATIFICATION OF PRIOR ISSUE OF SHARES

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“THAT for the purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 13,565,200 fully paid ordinary shares at an issue price of 10 US cents (US$0.10) per share (represented by 339,130 ADS at an issue price of US$4.00 per ADS) in an underwritten public offering to unrelated investors that did not require disclosure under Chapter 6D of the Corporations Act who were identified by ThinkEquity, a division of Fordham Financial Management Inc., as described in the Explanatory Memorandum which accompanied and formed part of the Notice.”

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

●	a person who participated in the issue; or

●	an associate of those persons.

However, the Company will not disregard a vote if it is cast by:

●	a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

●	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Further details in respect of Resolution 5 are set out in the Memorandum accompanying this Notice.

RESOLUTION 6: APPROVAL OF PLACEMENT FACILITY

To consider, and if thought fit, pass the following resolution as a special resolution:

“That for the purposes of ASX Listing Rule 7.1A, shareholders approve the Company having the capacity to issue fully paid ordinary shares in the capital of the Company up to the maximum number permitted under ASX Listing Rule 7.1A.2 at an issue price which is not less than 75% of the volume weighted average market (closing) price of the Company’s ordinary shares calculated over the last fifteen (15) days on which trades of the Company’s ordinary shares were recorded on ASX immediately before the date on which the issue price is agreed or the date the issue is made as described in the Memorandum which accompanied and formed part of this Notice.”

Voting Note:

If, at the time of the Meeting, the Company:

●	is included in the S&P/ASX 300 Index; and/or

●	has a market capitalisation (excluding restricted securities and securities quoted on a deferred settlement basis) of greater than AU$300 million,

this Resolution will be withdrawn.

Voting Exclusion Statement:

The Company will disregard any votes cast in favour of this Resolution by:

●	a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company); or

●	an associate of those persons.

However, the Company need not disregard a vote on this Resolution if:

●	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

●	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Further details in respect of Resolution 6 are set out in the Memorandum accompanying this Notice.

RESOLUTION 7: APPROVE THE ISSUE OF SHARES TO A RELATED PARTY – GRANDLODGE PTY LTD OR ITS NOMINEE

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of ASX Listing Rule 10.11 and all other purposes, shareholders approve the issue of 437,500 Shares to Grandlodge Pty Ltd as described in in the Memorandum which accompanied and formed part of this Notice.”

Voting Exclusion Statement:

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

●	Mr Peter Anastasiou, Mr Stephen Anastasiou, Grandlodge Pty Ltd or any person who is to receive securities in relation to the Company;

●	a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company); and

●	any of their respective associates.

However, the Company need not disregard a vote if:

●	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

●	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Further details in respect of Resolution 7 are set out in the Memorandum accompanying this Notice.

1. Proxy Instructions

A Shareholder entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of the Shareholder. Where the Shareholder is entitled to cast two or more votes, the Shareholder may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

If the Shareholder appoints two proxies and the appointment does not specify the proportion or number of the Shareholder’s votes each proxy may exercise, each proxy may exercise half of the votes, in which case any fraction of votes will be disregarded. A proxy may, but need not, be a Shareholder.

To be effective, the instrument of appointment of a proxy (and power of attorney or other authority, if any, under which it is signed or a certified copy of that power or authority) must be lodged at the registered office of the Company or sent by facsimile transmission to the office of the Company’s Company Secretary on +61 (0)3 9822 7735 not less than 48 hours before 3:30pm (Melbourne, Victoria, Australia time) on Wednesday, 6 November 2019.

The proxy form must be signed by the Shareholder (or in the case of a joint holding, by each joint holder) or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chair of the meeting as your proxy.

The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this meeting and voting personally. If the Shareholder votes on a resolution, the proxy must not vote as the Shareholder’s proxy on that resolution.

A proxy form is attached to this Notice.

2. How the Chair Will Vote Undirected Proxies

Subject to the restrictions set out below and in the Notice, the Chair will vote undirected proxies in favour of all of the proposed resolutions.

3. Voting Restrictions

The Remuneration Report identifies key management personnel for the year ended 30 June 2019. Their closely related parties are defined in the Corporations Act 2001 (Cth) and include specified family members, dependents and companies they control.

Directors of the Company who are key management personnel whose remuneration details are included in the 2019 Remuneration Report, any other key management personnel whose remuneration details are included in the 2019 Remuneration Report, or any of their closely related parties, (Restricted Voters) will not be able to vote on Resolution 1 or to vote undirected proxies held by them on Resolution 1 and 3 provided however that the Chair may vote undirected proxies on behalf of persons eligible to vote where expressly authorised to do so on the proxy form.

4. Corporate Representatives

Corporate representatives are requested to bring appropriate evidence of appointment as a representative in accordance with the constitution of the Company. Attorneys are requested to bring the original or a certified copy of the power of attorney pursuant to which they were appointed. Proof of identity will also be required for corporate representatives and attorneys.

5. Determination of Voting Entitlement

For the purpose of section 1074E(2)(g)(i) of the Corporations Act and Regulation 7.11.37 of the Corporations Regulations, the Board has determined that Shareholders entered on the Company’s Register of Members at 7:00pm on 4 November 2019 (Melbourne, Victoria, Australia time) are entitled to attend and vote at the meeting.

Unless a poll is demanded in advance of voting on a resolution, voting on each resolution will initially be by way of a show of hands. On a show of hands, each member present in person or by proxy or, in the case of a body corporate, by a representative, shall have one vote.

On a poll, every member present in person or by attorney or by proxy or, in the case of a body corporate, by a representative, shall have one vote for each share held by him, her or it.

6. Special Resolution

Resolution 6 is proposed as a special resolution. For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution.

For and on behalf of the Board of Directors:

Mr Phillip Hains

Company Secretary

Immuron Limited

Dated: 4 October 2019

EXPLANATORY MEMORANDUM

PURPOSE OF INFORMATION

This Explanatory Memorandum (Memorandum) accompanies and forms part of the Company’s Notice of 2019 Annual General Meeting (Notice) to be held at Level 2, 62 Lygon Street, Carlton, Victoria, Australia 3053 on 6 November 2019 at 3:30pm (Melbourne, Victoria, Australia time) (Meeting).

The Notice incorporates, and should be read together with, this Memorandum.

ORDINARY BUSINESS

2019 Annual Financial Statements

The Annual Financial Statements, comprising the Financial Report, Directors’ Report and Auditor’s Report for the year ended 30 June 2019 will be laid before the meeting. Shareholders will have the opportunity to ask questions about, or make comments on, the 2019 Annual Financial Statements and the management of the Company. A representative of the auditor will be invited to attend, to answer questions about the audit of the Company’s 2019 Annual Financial Statements.

The Company’s 2019 Annual Financial Statements are set out in the Company’s 2019 Annual Report which can be obtained from the Company’s website, www.immuron.com.

There is no requirement for these reports to be formally approved by shareholders. No resolution is required to be moved in respect of this item.

Resolution 1 - Adoption of Remuneration Report

In accordance with Section 300A(1) of the Corporations Act the Remuneration Report is included in the Directors Report for the financial year ended 30 June 2019.

The Remuneration Report sets out details of the remuneration received by the directors and key Company executives, in addition to describing Board policy in respect of remuneration. Resolution 1 seeks Shareholder approval of the adoption of the Remuneration Report by the Company.

The outcome of the vote on this resolution is advisory only and not binding on the Company or the Board.

The Corporations Act provides that members of the Key Management Personnel (as set out in the Company’s 2019 Annual Report, and is defined in the Corporation Act to include the Chairman) whose remuneration details are included in the Remuneration Report (and any closely related party of those members) are not permitted to vote on a resolution to approve the Remuneration Report.

However, Sections 250U to 250Y of Corporations Act provide for a ‘two strikes and re-election’ process in relation to the shareholder vote on the Remuneration Report provide that:

●	A ‘first strike’ will occur if this Remuneration Report resolution receives a ‘no’ vote of 25% or more. If this occurs, the Company’s subsequent remuneration report must contain an explanation of the Board’s proposed action in response to the ‘no’ vote or an explanation of why no action has been taken by the Board.

●	A ‘second strike’ will occur if the resolution to adopt the Remuneration Report at the 2018 Company Annual General Meeting also receives a ‘no’ vote of 25% or more. If this occurs, shareholders will vote at that Annual General Meeting to determine whether the Directors will need to stand for re-election at a separate, subsequent meeting (the ‘spill resolution’). If the spill resolution passes with 50% or more of eligible votes cast, the spill meeting must take place within 90 days.

The Company has not received a first strike.

The Remuneration Report is set out in the Company’s 2019 Annual Report which can be viewed online at the Company’s website, www.immuron.com.

As set out in the Notice, any member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, together with a closely related party of those members, are excluded from voting on Resolution 1.

The Chairman, subject to the restrictions set out in the Notice, intends to exercise all undirected proxies in favour of Resolution 1.

Resolution 2A - Re-Election of Director – Stephen Anastasiou

Under clause 13.3 of the Constitution and ASX Listing Rule 14.4, no Director shall retain office for a period in excess of three years (or beyond the third annual general meeting) without submitting himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Accordingly, Mr Stephen Anastasiou retires by rotation in accordance with clause 13.3 of the Constitution and ASX Listing Rule 14.4 and, being eligible, offers himself for re-election.

First Appointed	28 May 2013

Qualifications	Bachelor of Science (Hons), Graduate Diploma in Marketing and an MBA

Experience

Mr Anastasiou has over 20 years’ experience in general management, marketing and strategic planning within the healthcare industry.

His breadth of experience incorporates medical diagnostics, pharmaceuticals, hospital, dental and over-the-counter products, with companies including the international pharmaceutical company Bristol Myer Squibb (NYSE:BMY).

While working with KPMG Peat Marwick as a management consultant, Mr Anastasiou has previously led project teams in a diverse range of market development and strategic planning projects in both the public and private sectors. He is a director and shareholder of a number of unlisted private companies, covering a variety of industry sectors including healthcare and funds management.

Mr Anastasiou’s companies have participated in several corporate transactions involving business units and brands of multinational and Australian companies.

The Directors (with Mr Anastasiou abstaining) recommend shareholders vote in favour of this Resolution.

Resolution 2B - Re-election of Director – Prof. Ravi Savarirayan

Under clause 13.3 of the Constitution and ASX Listing Rule 14.4, no Director shall retain office for a period in excess of three years (or beyond the third annual general meeting) without submitting himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Accordingly, Prof. Ravi Savarirayan retires by rotation in accordance with clause 13.3 of the Constitution and ASX Listing Rule 14.4 and, being eligible, offers himself for re-election.

First Appointed	7 April 2017

Qualifications	Doctor of Medicine, Bachelor of Medicine and Bachelor of Surgery

Experience

Prof. Savarirayan is a Fellow of the Royal Australasian College of Physicians (FRACP) and is a member of the American Academy of Physician Assistants (ARC-PA, Hons). He has been a consultant and clinical geneticist at the Victorian Clinical Genetics Services since August 1999, as well as professor and research group leader of skeletal biology and disease at the Murdoch Children’s Research Institute since September 2000.

Prof. Savarirayan is a founding member of the Skeletal Dysplasia Management Consortium since January 2011 and has been the chair of the specialist advisory committee in clinical genetics at the Royal Australasian College of Physicians since February 2009. He was president of the International Skeletal Dysplasia Society from July 2009 to June 2011 and has been an invited member of several international working committees on constitutional diseases of bone. Prof. Savarirayan’s primary research focus is on inherited disorders of the skeleton causing short stature, arthritis and osteoporosis. He has published over 150 peer-reviewed articles, collaborating with peers from over 30 countries. He has been on the editorial board of Human Mutation since January 2009, European Journal of Human Genetics since July 2007, American Journal of Medical Genetics since December 2001 and the Journal of Medical Genetics since June 2005.

The Directors (with Prof. Savarirayan abstaining) recommend shareholders vote in favour of this Resolution.

Resolution 3 - Approve to issue options to a Director - Dr Gary S. Jacob

As announced on 17 April 2019, the Company agreed, subject to shareholder approval, to issue 5,000,000 unlisted options to Dr Gary S. Jacob (and/or his nominee(s)) under the Company’s Executive Share Option Plan (“the Plan”). Adoption of the Plan was last approved by shareholders on 13 November 2017. Each unlisted option is proposed to have an exercise price of $0.50 (50 cents), expiry date of 10 February 2024 and will, upon exercise, entitle the holder to one Share in the Company. Unlisted options are otherwise proposed to have the detailed terms as set out in Annexure A.

At the time the proposed issue was announced, the $0.50 exercise price per option represented a 127% premium to the share price on that date. As at 14 June 2019, the $0.50 exercise price per option represented over a 335% premium to the share price.

The unlisted options are proposed to be issued to Dr Gary S. Jacob (and/or his nominee(s)) as remuneration in accordance with his employment agreement and in connection with his subsequent appointment as a Director. Further details are set out in the announcement of the Company released to ASX on 17 April 2019.

Corporations Act

Section 208 of the Corporations Act provides that a public company must not, subject to certain exceptions, give a financial benefit to a related party without approval of the company’s members. Section 228 of the Corporations Act defines a “related party” for the purposes of Chapter 2E to include:

●	directors of the public company (section 228(2)(a)); and

●	an entity controlled by directors of the public company (section 228(4)).

Dr Gary S. Jacob is a Director of the Company and is therefore a related party of the Company for the purposes of Chapter 2E of the Corporations Act.

A “financial benefit” is defined in section 229 of the Corporations Act and includes issuing securities to a related party.

Section 211 of the Corporations Act provides an exception to the requirement to obtain shareholder approval for giving a financial benefit to a related party where the financial benefit is reasonable remuneration.

The Board has formed the view that the issue of unlisted options to Dr Gary S. Jacob pursuant to Resolution 1 constitutes reasonable remuneration in accordance with section 211 of the Corporations Act. In reaching this view, the Board has considered the position of Dr Jacob, the responsibility he has and in future is likely to have in relation to the Company and the overall remuneration package he is receiving from the Company. Regard has also been had to the Company needing to effectively incentivise its Directors whilst aligning the incentive with increase shareholder value and the desirability to preserve cash resources within the Company.

ASX Listing Rules

ASX Listing Rule 10.11 requires a company to obtain shareholder approval by ordinary resolution prior to the issue of securities to a related party of the company unless an exception applies. Obtaining shareholder approval for the issue of securities to a related party under an employee incentive scheme is an exception to ASX Listing Rule 10.11.

For the purposes of Listing Rule 10.14, a related party includes a Director of the company, an associate of the Director and a person whose relationship with the company or a Director or associate of a Director is, in ASX’s opinion, such that approval should be obtained.

ASX Listing Rule 10.14 provides an entity must not permit a related party (as described in the preceding paragraph) to acquire securities under an employee incentive scheme, such as the Plan, without the approval of ordinary shareholders.

Shareholder approval is being sought for the issue of the Options to Dr Jacob under the Plan under Listing Rule 10.14 as an exception to ASX Listing Rule 10.11 and as such approval is not required under ASX Listing Rule 7.1.

No further issues of securities under the Plan will be made to directors or their associates unless and until further shareholder approval for that specific issue is obtained. Any additional director (or a nominee or associate) who becomes entitled to participate in the Plan will not participate in the Plan until further shareholder approval is obtained under Listing Rule 10.14.The following information is provided in accordance with the requirements of ASX Listing Rules 10.15:

(a)	The unlisted options will be issued to Dr Gary S. Jacob (and/or his nominee(s)) who is a director of the Company, and any nominee of Dr Jacob will be an associate of Dr Jacob.

(b)	The maximum number of securities to be issued is 5,000,000 unlisted options to acquire Shares.

(c)	No payment of money is required for the issue of the unlisted options. The unlisted options will have an exercise price of $0.50 (50 cents), expiry date of 10 February 2024 and will, upon exercise, entitle the holder to one Share in the Company. The unlisted options are otherwise proposed to have the detailed terms set out in Annexure A.

(d)	In addition to those unlisted options proposed to be issued if this Resolution 1 is passed by shareholders, 2,000,000 unlisted options have previously been issued under the Plan to persons referred to in Listing Rule 10.14 since the last approval of the Plan on 13 November 2017 as set out below:

-	2,000,000 unlisted options having an exercise price of $0.50 (50 cents) expiring on 30 June 2020 issued to Mr Richard Berman, a Director of the Company for no cash payment. Shareholders approved the issue of unlisted options to Richard Burman at the 2018 Annual General Meeting of the Company on 19 November 2018.

No other or further issues have or are proposed to be made at this time under the Plan.

(e)	The following persons are persons referred to in Listing Rule 10.14 entitled to participate in the Plan (subject to a determination to propose issuing securities to him or her, and to shareholder approval for the issue):

-	Dr Gary S. Jacob, Director; and

-	Mr Richard Berman, Director.

(f)	A voting exclusion statement is included in the Notice.

(g)	No loan has or will be made in respect of the issue or exercise of the unlisted options.

(h)	The unlisted options will be issued as soon as practicable following the Meeting however in any event no later than twelve (12) months after the date of the Meeting (or such later date as may be permitted by an ASX waiver of the Listing Rules, the Corporations Act and/or ASIC).

(i)	No funds will be raised from the issue of unlisted options. Any funds raised upon exercise of unlisted options are intended to be applied to the working capital requirements of the Company at the time of exercise.

The Directors (with Dr Jacob abstaining) recommend that you vote in favour of this Resolution.

Resolution 4 - Ratification of prior issue of shares

On 30 May 2019 the Company announced that it had finalised a private placement capital raising of 20,000,000 Shares (500,000 ADS’s) at an issue price of US$0.10 (10 cents) per share (US$4.00 per ADS) in an underwritten public offering to unrelated investors that did not require disclosure under Chapter 6D of the Corporations Act who were identified by Think Equity to raise US$2 million before costs. The Appendix 3B for the Placement was released to ASX on 30 May 2019. Full terms of the underwriting agreement were released to ASX on 27 May 2019.

All securities issued under or in connection with the Placement were issued using the Company’s existing capacity under ASX Listing Rule 7.1.

Resolution 4 therefore seeks shareholder ratification of the prior issue of all securities under or in connection with the Placement in accordance with ASX Listing Rule 7.4.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities made pursuant to ASX Listing Rule 7.1 (provided that the previous issue of securities did not breach ASX Listing Rule 7.1) those securities will be deemed to have been issued with shareholder approval for the purposes of ASX Listing Rule 7.1.

By ratifying this issue, the Company will retain the flexibility to issue equity securities in the future up to the 15% annual placement capacity pursuant to ASX Listing Rule 7.1 without the requirement to obtain prior shareholder approval.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

(a)	The total number of securities issued was 20,000,000 fully paid ordinary Shares. These Shares are represented by 500,000 ADS’s (i.e. 40 Shares per ADS).

(b)	The price at which the shares were issued was US$0.10 (10 cents) per Share (US$4.00 per ADS).

(c)	The shares have the same terms and rights as, and rank equally with, the Company’s existing listed fully paid ordinary shares.

(d)	The shares were issued to unrelated investors who did not require disclosure under Chapter 6D of the Corporations Act and who were identified by Think Equity.

(e)	Funds raised will be used to fund the Company to support its clinical trials and its non-clinical, manufacturing and regulatory activities as well as for the working capital and general corporate purposes.

(f)	A voting exclusion statement is included in the Notice.

The Directors recommend that you vote in favour of this Resolution.

Resolution 5 - Ratification of prior issue of shares

On 17 July 2019 the Company announced that it had finalised a private placement capital raising of 13,565,200 Shares (339,130 ADS’s) at an issue price of US$0.10 (10 cents) per share (US$4.00 per ADS) in an underwritten public offering to unrelated investors that did not require disclosure under Chapter 6D of the Corporations Act who were identified by Think Equity to raise approximately US$1.35 million before costs. The Appendix 3B for the Placement was released to ASX on 22 July 2019. Full terms of the underwriting agreement were released to ASX on 22 July 2019.

All securities issued under or in connection with the Placement were issued using the Company’s existing capacity under ASX Listing Rule 7.1A.

Resolution 5 therefore seeks shareholder ratification of the prior issue of all securities under or in connection with the Placement in accordance with ASX Listing Rule 7.4.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities made pursuant to ASX Listing Rule 7.1A (provided that the previous issue of securities did not breach ASX Listing Rule 7.1 and/or 7.1A) those securities will be deemed to have been issued with shareholder approval for the purposes of ASX Listing Rule 7.1 and/or 7.1A.

By ratifying this issue, the Company will retain the flexibility to issue equity securities in the future up to the 15% annual placement capacity pursuant to ASX Listing Rule 7.1 and/or 7.1A without the requirement to obtain prior shareholder approval.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

(a)	The total number of securities issued was 13,565,200 fully paid ordinary Shares. These Shares are represented by 339,130 ADS’s (i.e. 40 Shares per ADS).

(b)	The price at which the shares were issued was US$0.10 (10 cents) per Share (US$4.00 per ADS).

(c)	The shares have the same terms and rights as, and rank equally with, the Company’s existing listed fully paid ordinary shares.

(d)	The shares were issued to unrelated investors who did not require disclosure under Chapter 6D of the Corporations Act and who were identified by Think Equity.

(e)	Funds raised will be used to fund the Company to support its clinical trials and its non-clinical, manufacturing and regulatory activities as well as for the working capital and general corporate purposes.

(f)	A voting exclusion statement is included in the Notice.

The Directors recommend that you vote in favour of this Resolution.

Resolution 6 - Approval of Additional Capacity to Issue Shares Under ASX Listing Rule 7.1A

ASX Listing Rule 7.1A

In 2012, the ASX introduced ASX Listing Rule 7.1A which enables certain ‘eligible entities’ to issue equity securities of up to 10% of their issued share capital through placements over the 12-month period commencing after the annual general meeting at which the additional approval is obtained (Additional Placement Capacity). ASX Listing Rules require that Shareholders approve the Additional Placement Capacity by special resolution, at an annual general meeting before any equity securities are issued under the Additional Placement Capacity.

For the purposes of ASX Listing Rule 7.1A an ‘eligible entity’ is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. The Company is an ‘eligible entity’ for the purpose of ASX Listing Rule 7.1A. The Additional Placement Capacity is in addition to the Company’s 15% placement capacity under ASX Listing Rule 7.1. Therefore, if the Additional Placement Capacity is approved, the Directors will be allowed to issue equity securities of up to 10% of the Company’s issued share capital pursuant to ASX Listing Rule 7.1A and up to 15% pursuant to ASX Listing Rule 7.1. If the Additional Placement Capacity is not approved, the Directors will still be allowed to issue equity securities of up to 15% of the Company’s issued capital pursuant to ASX Listing Rule 7.1.

The Company seeks Shareholder approval by way of a special resolution to have the ability to issue equity securities under the Additional Placement Capacity should the need arise.

Formula for calculating 10% Placement Facility

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained shareholder approval at an annual general meeting may issue or agree to issue, during the 12-month period after the date of the Meeting, a number of equity securities calculated in accordance with the following formula:

(A x D) – E

Where:

A is the number of shares on issue 12 months before the date of issue or agreement:

a)	plus the number of fully paid shares issued in the 12 months under an exception in ASX Listing Rule 7.2;

b)	plus the number of partly paid shares that became fully paid in the 12 months;

c)	plus the number of fully paid shares issued in the 12 months with approval of holders of shares under ASX Listing Rule 7.1 and 7.4. This does not include an issue of fully paid shares under the entity’s 15% placement capacity without shareholder approval;

d)	less the number of fully paid shares cancelled in the 12 months.

e)	Note that A has the same meaning in ASX Listing Rule 7.1 when calculating an entity’s 15% placement capacity.

D is 10%

E is the number of equity securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of shareholders under ASX Listing Rule 7.1 or 7.4.

ASX Listing Rule 7.3A

In accordance with ASX Listing Rule 7.3A the Company provides the following information.

Any securities issued under the Additional Placement Capacity will be in the same class as existing quoted securities of the Company.

The Company has the following classes of quoted equity securities as at the date of this Notice:

●	Ordinary fully paid shares (ASX code IMC); and

●	Listed Options exercisable at $0.55 on or before 30 November 2019 (ASX code IMCOB).

The issue price for each security issued under the Additional Placement Capacity will not be less than 75% of the volume weighted average price for securities in that class over the 15 trading days on which trades in that class were recorded immediately before:

●	the date on which the price at which the securities are to be issued is agreed; or

●	if the securities are not issued within 5 trading days of the date above, the date on which the securities are issued.

The issue of equity securities under the Additional Placement Capacity may result in voting dilution of existing ordinary shareholders (as shown in Table 1). There is also the risk that:

●	the market price for equity securities in that class may be significantly lower on the issue date than on the date of the Meeting; and

●	the equity securities may be issued at a price that is at a discount to the market price for those equity securities on the issue date.

Equity securities under the Additional Placement Capacity may be issued until the earlier of:

●	12 months following the date of the Meeting; and

●	the date of approval by ordinary shareholders of a significant change to the Company’s activities under ASX Listing Rule 11.1.2 or the date of approval by ordinary shareholders of a disposal of a major asset under ASX Listing Rule 11.2 or such longer period if allowed by the ASX.

Any approval of the Additional Placement Capacity at this Meeting will cease to be valid if and from the date that ordinary shareholders approve a transaction under ASX Listing Rule 11.1.2 or 11.2.

The Company may issue equity securities under the Additional Placement Capacity for the following purposes:

●	non-cash consideration: for the acquisition of new assets or the settlement of obligations (in such circumstances the Company will provide a valuation of the non-cash consideration as required by ASX Listing Rules); or

●	cash consideration: to raise funds for working capital, to fund product research, development and commercialisation programs or for the acquisition of new assets.

The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A (4) and 3.10.5A upon issue of any equity securities.

The Company’s allocation policy for issues under the Additional Placement Capacity is dependent on prevailing market conditions at the time of any proposed issue.

The identity of the allottees of the equity securities will be determined on a case-by-case basis having regard to the factors including but not limited to the following:

●	the methods of raising funds that are available to the Company, including rights issues or other issues in which existing shareholders may participate;

●	the effect of the issue of the equity securities on the control of the Company;

●	the financial position of the Company; and

●	advice from the Company’s advisors.

The Directors have not decided if they will issue any securities under the Additional Placement Capacity and so allottees under the Additional Placement Capacity have not yet been determined. If Directors decide to issue securities under the Additional Placement Capacity, allottees may include existing Shareholders, existing substantial shareholders and/or new shareholders who are not related parties or associates of a related party of the Company.

Table 1 shows the dilution of Shareholders on the basis of the current market price of Shares and the current number of ordinary securities for variable “A” calculated in accordance with the formula in ASX Listing Rule 7.1A(2).

The table also shows:

I.	two examples where variable “A” has increased, by 50% and 100%. Variable “A” is based on the number of ordinary securities the Company has on issue. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under Listing Rule 7.1 that are approved at a future Shareholders’ meeting; and

II.	two examples of where the issue price of ordinary securities has decreased by 50% and increased by 100% as against the Deemed Price (defined below).

Table 1

		Dilution
Variable ‘A’ in Listing Rule 7.1A.2		$0.053 50% decrease in Issue Price	$0.105 Issue Price (current price)	$0.210 100% increase in Issue Price

Variable A	10% Voting Dilution	17,678,090 Shares	17,678,090 Shares	17,678,090 Shares
176,780,906 Shares	Funds Raised	$936,938	$1,856,199	$3,712,398

50% increase in Variable A	10% Voting Dilution	26,517,135 Shares	26,517,135 Shares	26,517,135 Shares
265,171,359 Shares	Funds Raised	$1,405,408	$2,784,299	$5,568,598

100% increase in Variable A	10% Voting Dilution	35,356,181 Shares	35,356,181 Shares	35,356,181 Shares
353,561,812 Shares	Funds Raised	$1,873,877	$3,712,399	$7,424,798

Table 1 above has been prepared based on the following assumptions:

●	Variable A is based on the number of Shares on issue as at 5:00pm on 25 September 2019.

●	The Company issues the maximum number of equity securities available under the Additional Placement Capacity.

●	No options to acquire shares on issue in the Company are exercised into fully paid ordinary Shares before the date of the issue of securities under ASX Listing Rule 7.1A.

●	The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue.

●	The table shows only the issue of equity securities under the Additional Placement Capacity and not under ASX Listing Rule 7.1.

●	The issue of equity securities under the additional placement capacity includes only shares.

●	The issue price of $0.105 was the closing price of Shares as traded on ASX on 25 September 2019 (Deemed Price). This price may fluctuate between the time of preparing this Notice and the date of the Meeting.

The Company has previously obtained approval for the Additional Placement Capacity at its 2018 Annual General Meeting. In the 12 months prior to this Meeting, the Company has issued (including issues with prior shareholder approval) 34,002,700 equity securities representing 23.82% of equity securities on issue 12 months prior to this Meeting (i.e. since 6 November 2018), 13,565,200 of which were issued under the Additional Placement Capacity approved which was approved in 2018.

Further details of the issues of all securities made by the Company during the 12-month period preceding the proposed date of the Meeting are set out in Table 2.

The information in Table 2 below is provided in accordance with ASX Listing Rule 7.3A.6(b):

Table 2

Date of Issue	Number and Class of Equity Securities Issued	Issue Price	Closing Price*	Discount / Premium	Issued to / basis of issue	Use of funds or if non-cash then value of non-cash consideration

27 Nov 2018	437,500 Shares (IMC)	Deemed $0.16	$0.255	37% discount	Issued to Grandlodge Pty Ltd in lieu of cash for services provided to the Company.	Non-cash. Value at deemed issue price of $0.16 is $70,000. Value at the Deemed Price of $0.105 is $45,937.

27 Nov 2018	2,000,000 Unlisted Options * Exercise Price of $0.50 Expiry Date of 30 June 2020	Nil	N/A	N/A	Issued to Richard Berman as approved by Shareholders.	Non-cash. The 2,000,000 Options were valued at $164,400 in the Company’s 2019 Annual Report. Funds received upon exercise of options to be applied to working capital requirements.

30 May 2019	20,000,000 Shares (IMC) Represented by 500,000 ADSs)	US$0.10 (AUD$0.1447)	$0.135	7% premium	Issued to unrelated investors who did not require disclosure under Chapter 6D of the Corporations Act and who were identified by Think Equity.

Cash (approximately US$1,800,000), none of which has been used at the date of the Notice.

Proceeds of the issue will be used to fund the Company to support its clinical trials and its non-clinical, manufacturing and regulatory activities as well as for the working capital and general corporate purposes.

22 July 2019	13,565,200 Shares (IMC) Represented by 339,130 ADSs)	US$0.10 (AUD$0.143)	$0.140	2% premium	Issued to unrelated investors who did not require disclosure under Chapter 6D of the Corporations Act and who were identified by Think Equity.

Cash (approximately US$1,200,000), none of which has been used at the date of the Notice.

Proceeds of the issue will used to fund the Company to support its clinical trials and its non-clinical, manufacturing and regulatory activities as well as for the working capital and general corporate purposes.

*	Unlisted Options have terms as set out in the Notice of Annual General Meeting released by the Company to ASX on 11 Oct 2018.

Directors Recommendation

The Directors believe that Resolution 6 is in the best interest of the Company and unanimously recommend that Shareholder vote in favour of this Resolution 6.

A voting inclusion statement is included in this Notice. In accordance with ASX Listing Rule 14.11.1 and the relevant Note under that rule concerning Rule 7.1A, as at the date of this Notice it is not known who may participate in the proposed issue (if any). On that basis, no security holders are currently excluded from voting.

Resolution 7 - Approve the Issue of Shares to Grandlodge Pty Ltd or its Nominee

In June 2013, the Company entered into a service agreement with Grandlodge Pty Ltd (Grandlodge) for the provision of management, sales, logistics, warehouse and marketing services by Grandlodge to the Company (Services Agreement).

Pursuant to the Services Agreement, Resolution 5 seeks Shareholder approval for the issuance of 437,500 Shares at a deemed issue price $0.16 per Share to Grandlodge in lieu of cash payment of $70,000 of fees payable from 1st January 2019 to 31st December 2019. The deemed issue price of $0.16 per Share was agreed in June 2013, when the Company’s share price was trading below $0.016 (as quoted on ASX), as an incentive-based fee structure. The Company agreed to issue Shares as consideration for services provided by Grandlodge to reduce the Company’s cash expenditure.

Two Directors of the Company have interests in Grandlodge. Mr Peter Anastasiou is Chairman and a majority shareholder of Grandlodge and Mr Stephen Anastasiou is a director of Grandlodge. Each of Mr Peter Anastasiou and Mr Stephen Anastasiou have an interest in Grandlodge which causes Grandlodge to become a related party of the Company for the purposes of the ASX Listing Rules and the Corporations Act. Shareholder approval is therefore sought under this Resolution for the purposes of ASX Listing Rule 10.1 and all other purposes.

The issue of Shares will increase Grandlodge holding in the Company by 0.23%, from 6.38% to 6.61%.

Corporations Act

Section 208 of the Corporations Act provides that a public company must not, subject to certain exceptions, give a financial benefit to a related party without approval of the company’s members. Section 228 of the Corporations Act defines a “related party” for the purposes of Chapter 2E to include:

●	directors of the public company (section 228(2)(a)); and

●	an entity controlled by directors of the public company (section 228(4)).

As noted above, the interests of Mr Peter Anastasiou and Mr Stephen Anastasiou have in Grandlodge cause it related party of the Company for the purposes of Chapter 2E of the Corporations Act.

A “financial benefit” is defined in section 229 of the Corporations Act and includes issuing shares to a related party. The nature of the financial benefit to be given is proposed to be issued shares to Grandlodge (and/or its nominee(s)).

The Company considers the proposed issue falls within the exception set out in section 210 of the Corporations Act. In reaching this view, the Company has considered that the terms of the Services Agreement pursuant to which the shares will be issued were negotiated and agreed at arm’s length before Mr Peter Anastasiou or Mr Stephen Anastasiou became or were expected to become Directors of the Company. The Company has also considered the respective roles and responsibilities of the parties under the Services Agreement, the Company’s reliance on personnel and services provided pursuant to the Services Agreement, the desirability of preserving cash resources within the Company, and the terms of the Services Agreement generally. On that basis it considers that the terms upon which the shares are to be issued would be reasonable in the circumstances if the Company and Grandlodge were still dealing at arm’s length. Mr Peter Anastasiou or Mr Stephen Anastasiou were not present during any discussions and/or determination regarding the proposed issue of shares to Grandlodge.

ASX Listing Rules

ASX Listing Rule 10.11 requires a company to obtain shareholder approval by ordinary resolution prior to the issue of securities to a related party of the company unless an exception applies. For the purposes of Listing Rule 10.11, a related party includes a Director of the company, an entity over which a Director has control and an entity which ASX believes, or has reasonable grounds to believe, is likely to become a related party of the company in the future.

Shareholder approval is being sought under Listing Rule 10.11 and as such approval is not required under ASX Listing Rule 7.1.

The following information is provided in accordance with the requirements of ASX Listing Rule 10.13:

(a)	The Shares will be issued to Grandlodge Pty Ltd (and/or its nominee(s)). Mr Peter Anastasiou and Mr Stephen Anastasiou each hold an interest in Grandlodge that causes it to be a related party of the Company

(b)	The maximum number of securities to be issued is 437,500 Shares.

(c)	The Shares rank equally in all respects with existing quoted Shares.

(d)	The Shares will be issued as soon as practicable following the Meeting however in any event no later than one (1) month after the date of the Meeting (or such later date as may be permitted by an ASX waiver of the Listing Rules, the Corporations Act and/or ASIC).

(e)	No funds will be raised from the issue of Shares. The Shares were issued in lieu of cash payments for services rendered by Grandlodge to the Company.

(f)	A voting exclusion statement is included in the Notice.

The Directors (with Mr Peter Anastasiou and Mr Stephen Anastasiou abstaining) recommend that you vote in favour of this Resolution.

ANNEXURE A

TERMS OF UNLISTED OPTIONS

The terms of the unlisted options (Options) proposed to be issued pursuant to Resolution 3 are to be as follows:

●	Each Option entitles the holder to acquire one ordinary fully paid Share upon exercise.

●	The Options are exercisable at any time on or before 10 February 2024 (the Expiry Date) by completing the Option Exercise Form and delivering it together with the payment for the number of Shares in respect of which the Options are exercised to the registered office of the Company. Any Option that has not been exercised prior to the Expiry Date automatically lapses.

●	The exercise price of $0.50 (50 cents) per Option payable in full on exercise. Where an Option holder determines to exercise some, but not all, of their held options, a minimum of 2,000 Options (being $1,000) must be exercised.

●	Holders shall not be entitled to exercise an Option or Options (and the Company will not be required to issue Shares upon such exercise) if it would be unlawful to do so.

●	Subject to the Corporations Act, the Listing Rules, the Constitution of the Company and any restriction obligations Options are freely transferable.

●	All ordinary fully paid Shares issued upon exercise of Options will rank pari passu in all respects with, and will have the same terms as, the Company’s then issued ordinary fully paid Shares. The Company will apply for Official Quotation by ASX of all Shares issued upon exercise of Options, subject to any restriction obligations imposed by ASX.

●	The Options will not give any right to participate in dividends until Shares are issued pursuant to the exercise of the relevant Options.

●	There are no participation rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered to shareholders during the currency of the Options. The Company will ensure that Option holders will be allowed at least 7 business days’ notice to allow for the conversion of Options prior to the record date in relation to any offer of securities made to shareholders.

●	In the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the Expiry Date, the number of Options or the exercise price of the Options or both shall be reconstructed in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reconstruction.

●	Options will otherwise have terms as required by ASX.

GLOSSARY

In the Notice and Memorandum the following terms have the following meanings:

Additional Placement Capacity has the meeting set out in the Memorandum for Resolution 6.

ADS means American Depository Share.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited.

ASX Listing Rules or Listing Rules means the listing rules of ASX.

Board means the board of directors of the Company.

Company or Immuron means Immuron Limited (ACN 063 114 045).

Constitution means the Company’s constitution.

Corporations Act means Corporations Act 2001 (Cth).

Deemed Price has the meaning set out in the Memorandum for Resolution 6.

Director means a current director of the Company.

Meeting means the 2019 Annual General Meeting of the Shareholders of the Company to be held at 3:30pm (Melbourne, Victoria, Australia time) on Wednesday, 6 November 2019, to which the Notice and Memorandum relate.

Memorandum means the explanatory memorandum to the Notice.

Notice means this notice of meeting of the Company.

Resolution means a resolution referred to in the Notice.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of Shares.

ThinkEquity means ThinkEquity, a division of Fordham Financial Management Inc.

Words importing the singular include the plural and vice versa.

All references to currency are in Australian dollars unless otherwise stated.

+	IMMURON LIMITED

ACN: 063 114 045

«Company_code» «Sequence_number»
«Holder_name»
«Address_line_1»
«Address_line_2»
«Address_line_3»
«Address_line_4»
«Address_line_5»
REGISTERED OFFICE:	+
LEVEL 3
62 LYGON STREET
CARLTON VIC 3053

SHARE REGISTRY:
Security Transfer Australia Pty Ltd
All Correspondence to:
PO BOX 52
Collins Street West VIC 8007
Suite 913, Exchange Tower
530 Little Collins Street
Melbourne VIC 3000
T: 1300 992 916
E: registrar@securitytransfer.com.au
W: www.securitytransfer.com.au

Code:	IMC
Holder Number:	«HOLDER_NUM

PROXY FORM

THIS DOCUMENT IS IMPORTANT. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH IT, PLEASE CONTACT YOUR STOCK BROKER OR LICENSED PROFESSIONAL ADVISOR.

VOTE ONLINE

Lodge your proxy vote securely at www.securitytransfer.com.au

1. Log into the Investor Centre using your holding details.

2. Click on “Proxy Voting” and provide your Online Proxy ID to access the voting area.

«ONLINE
SECTION A: Appointment of Proxy

I/We, the above named, being registered holders of the Company and entitled to attend and vote hereby appoint:

☐ The meeting chairperson	OR

or failing the person named, or if no person is named, the Chairperson of the meeting, as my/our Proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the Proxy sees fit) at the Annual General Meeting of the Company to be held at 3:30pm AEDT on Wednesday 6 November 2019 at Level 2, 62 Lygon Street, Carlton VIC 3053, Australia and at any adjournment of that meeting.

SECTION B: Voting Directions

Please mark “X” in the box to indicate your voting directions to your Proxy. The Chairperson of the Meeting intends to vote undirected proxies in FAVOUR of all the resolutions. In exceptional circumstances, the Chairperson of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

RESOLUTION		For	Against	Abstain*

1.	Non-binding resolution to adopt Remuneration Report	☐	☐	☐

2A.	Re-election of Mr Stephen Anastasiou as a Director	☐	☐	☐

2B.	Re-election of Prof. Ravi Savarirayan as a Director	☐	☐	☐

3.	Approval to issue Options to a Director - Dr Gary S. Jacob	☐	☐	☐

4.	Ratification of prior issue of Shares	☐	☐	☐

5.	Ratification of prior issue of Shares	☐	☐	☐

6.	Approval of Placement Facility	☐	☐	☐

7.	Approve the issue of Shares to a Related Party – Grandlodge Pty Ltd or its nominee	☐	☐	☐

If no directions are given my proxy may vote as the proxy thinks fit or may abstain. * If you mark the Abstain box for a particular item, you are directing your Proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

SECTION C: Signature of Security Holder(s)

This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Security Holder	Security Holder 2	Security Holder 3

Sole Director & Sole Company Secretary	Director	Director/Company Secretary

Proxies must be received by Security Transfer Australia Pty Ltd no later than 3:30pm AEDT on Monday 4 November 2019.

+	IMCPX1061119	1	1	IMC	IMCPX1061119	+

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My/Our contact details in case of enquiries are:

Name:

1. NAME AND ADDRESS

This is the name and address on the Share Register of the Company. If this information is incorrect, please make corrections on this form. Shareholders sponsored by a broker should advise their broker of any changes. Please note that you cannot change ownership of your shares using this form.

2. APPOINTMENT OF A PROXY

If the person you wish to appoint as your Proxy is someone other than the Chairperson of the Meeting please write the name of that person in Section A. If you leave this section blank, or your named Proxy does not attend the meeting, the Chairperson of the Meeting will be your Proxy. A Proxy need not be a shareholder of the Company.

3. DIRECTING YOUR PROXY HOW TO VOTE

To direct the Proxy how to vote place an “X” in the appropriate box against each item in Section B. Where more than one Proxy is to be appointed and the proxies are to vote differently, then two separate forms must be used to indicate voting intentions.

4. APPOINTMENT OF A SECOND PROXY

You are entitled to appoint up to two (2) persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second Proxy, an additional Proxy form may be obtained by contacting the Company’s share registry or you may photocopy this form.

To appoint a second Proxy you must:

a)	On each of the Proxy forms, state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each Proxy may exercise, each Proxy may exercise half of your votes; and

b)	Return both forms in the same envelope.

Number:

5. SIGNING INSTRUCTIONS

Individual: where the holding is in one name, the Shareholder must sign. Joint Holding: where the holding is in more than one name, all of the Shareholders must sign.

Power of Attorney: to sign under Power of Attorney you must have already lodged this document with the Company’s share registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the Company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director may sign alone. Otherwise this form must be signed by a Director jointly with either another Director or Company Secretary. Please indicate the office held in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be lodged with the Company before the meeting or at the registration desk on the day of the meeting. A form of the certificate may be obtained from the Company’s share registry.

6. LODGEMENT OF PROXY

Proxy forms (and any Power of Attorney under which it is signed) must be received by Security Transfer Australia Pty Ltd no later than the date and time stated on the form overleaf. Any Proxy form received after that time will not be valid for the scheduled meeting.

The proxy form does not need to be returned to the share registry if the votes have been lodged online.

Security Transfer Australia Pty Ltd

Online	www.securitytransfer.com.au

Postal Address	PO BOX 52
Collins Street West VIC 8007

Street Address	Suite 913, Exchange Tower
530 Little Collins Street Melbourne VIC 3000

Telephone	1300 992 916

Facsimile	+61 8 9315 2233

Email	registrar@securitytransfer.com.au

PRIVACY STATEMENT

Personal information is collected on this form by Security Transfer Australia Pty Ltd as the registrar for securities issuers for the purpose of maintaining registers of security holders, facilitating distribution payments and other corporate actions and communications. Your personal details may be disclosed to related bodies corporate, to external service providers such as mail and print providers, or as otherwise required or permitted by law. If you would like details of your personal information held by Security Transfer Australia Pty Ltd or you would like to correct information that is inaccurate please contact them on the address on this form.

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